February 1, 2019

John Nallen
Chief Operating Officer
Fox Corporation
1211 Avenue of the Americas
New York, NY 10036

       Re: Fox Corporation
           Form 10-12B
           Filed January 7, 2019
           File No. 001-38776

Dear Mr. Nallen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Andrew L. Fabens